EXHIBIT 4.1
OPTION AGREEMENT

This Option Agreement is entered into as of this 6th day of December 2004 by and between RF Industries, Ltd., a Nevada corporation (the “Company”), and George Marks ("Employee") with reference to the following:

WHEREAS, concurrently with the execution of this Option Agreement, Employee is becoming an employee of the Company; and

WHEREAS, the Company desires to grant to Employee an option to purchase some of shares of the Company upon the terms and conditions set forth in this Option Agreement.

NOW, THEREFORE, the Company and Employee hereby agree as follows:

1. Grant of Option. In consideration for the Employee’s acceptance of the Company’s offer for employment to become the General Manager of the Bioconnect operations of the Company, the Company hereby grants to Employee an option (the "Option") to purchase up to 100,000 (the “Shares”) of the Company's common stock. The Option shall also extend to and encompass any and all shares of common stock or other securities which may be paid or issued by the Company with respect to the Shares, whether by reason of a stock split, stock dividend, merger, reorganization or similar transaction. The Option shall vest and may be exercised according to the Vesting Schedule (the “Vesting Schedule”) set forth in Section 3, below.

2. Exercise Price; Term; Manner of Exercise. The Option, which shall vest and may be exercised according to the Vesting Schedule provided for in Section 3, entitles Employee to purchase vested Shares from the Company at any time after the first anniversary of this Option Agreement (the "First Exercise Date"). The exercise price of the Shares that vest on December 6th of each year shall be determined and automatically set on December 6th of that year at the price of the last sale on the trading market on December 6th of that year, or in the event December 6th falls on a Saturday or Sunday, the last sales price on the Friday immediately preceding December 6th. The Option shall cease vesting on the termination of Employee’s employment with the Company and shall expire and terminate 90 days following such termination. The Option must be exercised within 90 days after the termination of Employee’s employment with the Company. Employee may exercise the vested portion of the Option at any time during the term of the Option after the First Exercise Date by providing the Company with a written notice stating that the Option has been exercised and by delivering to the Company a check in the amount of the purchase price for each share purchased upon the exercise of the Option. The per share exercise price shall be subject to adjustment for stock splits, stock dividends, mergers, recapitalizations or other similar events). For example, if there is a two-for-one stock split of the Company's Common Stock prior to the exercise of the Option, the exercise price per share of previously vested Option shares shall be adjusted to half that amount, and the number of shares subject to the Option will double.

3. Vesting Schedule. Provided that the Option has not been terminated prior to such date, the Option shall vest and may be exercised on the following schedule: One-tenth (1/10) of all of the Options (initially, 10,000 Shares) shall vest and may be exercised on or after the first anniversary of this Option Agreement; thereafter, for each of the next 9 years, an additional one-tenth (1/10) of all of the Options (initially, 10,000 Shares) shall vest and may be exercised on or after each anniversary of this Option Agreement. After the First Exercise Date, the Option vesting period will be prorated for days worked after December 6th. Options that have become vested and are exercisable shall, after the date of vesting, remain subject to exercise during the term of the Option. All 100,000 Shares of the Option will have vested and may be exercised on or after the tenth anniversary of this Option Agreement.

4. Covenants of the Company. The Company covenants and agrees with Employee that the Company shall not take or suffer any action that would jeopardize Employee's rights under this Option Agreement and that the Company shall, at all times during the term of this Option Agreement, keep a number of the Company Shares equal to the shares subject to the Option free and clear of any liens, claims, encumbrances or interests of any kind.

5. Successors and Assigns. This Option Agreement shall inure to the benefit of the successors and assigns of Employee and shall be binding on the successors and assigns of the Company.

6. Governing Law; Disputes. This Option Agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada, without regard to conflicts of law principles, according to its fair meaning and not in favor of or against either the Company or Employee.

7. Legend on Shares of Common Stock. Employee hereby acknowledges and agrees that the shares to be received by Employee upon the exercise of the Option have not been registered under the Securities Act of 1933, and that the stock certificates representing such shares shall bear such restrictive legends as the Company or the Company's counsel deem necessary or advisable under applicable law. Accordingly, Employee hereby agrees and acknowledges that the shares purchased upon the exercise of the Option may not be sold until a registration statement under the Securities Act of 1933 shall have become effective for such shares or until an exemption from registration is available under the Securities Act of 1933.

IN WITNESS WHEREOF, Employee and the Company have executed this Option Agreement on the date and year first above written.

The Company:	By:
Howard Hill, President

Employee:	By:
George Marks